U. S. Securities and Exchange Commission
                             Washington, D. C. 20549


                          AMENDMENT NO. 1 TO FORM 10-SB
                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934





                      ELECTRONIC MEDIA CENTRAL CORPORATION
                 (Name of Small Business Issuer in its charter)




     California                      000-32345                 33-0795854
-------------------------------      ---------                 ----------
(State or other jurisdiction of    (SEC File No.)            (I.R.S Employer
incorporation or organization)                            Identification Number)




                3303 Harbor Boulevard, K-5, Costa Mesa, CA 92626
                ------------------------------------------------
                    (Address of principal executive offices)

                                  310-318-2244
                           --------------------------
                           (Issuer's Telephone Number)




Securities to be registered under Section 12(b) of the Act:


              Title of each class               Name of each exchange on which
              to be so registered                 each class to be registered
                     None

Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $0.001 par value
                         ------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS

                                                                          Page

Preliminary Statement ................................................      1

Description of Business...............................................      1
        Business Development .........................................      1
        Business of Electronic Media Central Corporation .............      2
               Products ..............................................      2
               Supplies and Sub-Contractors ..........................      3
               Distribution Methods ..................................      3
               Competition ...........................................      3
               Advertising and Promotion .............................      4
               Dependence on Major Customers, Management and
                 Suppliers ...........................................      4
               Patents, Trademarks and Licenses ......................      4
               Government Approval and Regulations ...................      5
               Research and Development ..............................      5
               Cost of Compliance with Environmental Laws ............      5
               Seasonality ...........................................      5
               Employees .............................................      5
               New Products and Services .............................      5

Management's Discussion and Analysis of Financial
        Condition and Results of Operations ..........................      6
        Results of Operations ........................................      6
               Sales .................................................      6
               Gross Margin ..........................................      6
               Selling, General and Administrative Expenses ..........      7
               Net Profit (Loss) .....................................      7
               Balance Sheet Items ...................................      7
               Liquidity and Outlook .................................      8
               Costs of Filing Periodic Reports ......................      8

Properties ...........................................................      8

Security Ownership of Certain Beneficial Owners and
        Management ...................................................      9
               Changes in Control ....................................      9

Directors, Executive Officers and Control Persons ....................      9

Executive Compensation ...............................................     11

Certain Relationships and Related Transactions .......................     11
Description of Securities ............................................     13
        Common Stock .................................................     13
               Voting Rights .........................................     13
               Dividend Rights .......................................     13
               Liquidation Rights ....................................     13
               Preemptive Rights .....................................     13
               Registrar and Transfer Agents .........................     13
               Dissenters' Rights ....................................     14

Market for Common Stock and Related Stockholder Matters ..............     14
        Holders ......................................................     14
        Dividends ....................................................     14

Legal Proceedings ....................................................     14

Changes in and Disagreements with Accountants on
     Accounting and Financial Disclosure .............................     14

Recent Sales of Unregistered Securities ..............................     14

Indemnification of Directors and Officers ............................     15

Financial Statements .................................................     16

Index to Exhibits ....................................................     17

Signatures ...........................................................     17

                              PRELIMINARY STATEMENT

        Electronic Media Central Corporation (the "Company") is filing this registration statement on a voluntary basis under Section 12(g) of the Securities Exchange Act of 1934. Our common stock does not trade in the over-the-counter market or any other stock market. The effectiveness of this registration statement subjects Electronic Media Central Corporation to the periodic reporting requirements imposed by Section 13(a) of the Securities Exchange
Act.

        We will electronically file with the Commission the following periodic reports:

        o      Annual reports on Form 10-KSB;

        o      Quarterly reports on Form 10-QSB;

        o      Periodic reports on Form 8-K;

        o Annual proxy statements to be sent to our shareholders with the notices of our annual shareholders' meetings.

In addition to the above reports to be filed with the Commission, we will prepare and send to our shareholders an annual report that will include audited financial statements.

        The public may read and copy any materials we file with the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Also, the Commission maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that electronically file reports with the Commission.

                             DESCRIPTION OF BUSINESS

Business Development

        Electronic Media Central Corporation was incorporated on March 12, 1998 in the State of California. We commenced sales distribution operations in late 1996 first as a division of Internet Infinity, Inc. and on April 1, 1998 as a 100% wholly owned subsidiary of Internet Infinity, Inc. Internet Infinity, Inc. supplied us with management support to launch our sales distribution activities. No funds have been raised for us since our inception; all operations have been funded from our sales revenue. We conduct our business from our sales headquarters office in Costa Mesa, California. We first had revenues from operations in 1996 as a division and in 1998 as a corporate subsidiary of Internet Infinity, Inc.

        Our initial business focus in late 1996 was on distributing electronic media duplication and packaging services for an unaffiliated company, Video Magnetics, LLC. In February 1997, as the result of L&M Media, Inc. acquiring Video Magnetics, LLC, these services were supplied by the affiliated company, L&M Media, Inc. which for over 10 years has been 98% owned by George Paul Morris, our chief executive officer and a director, with his wife, Dawn Morris, the controlling shareholders of both Internet Infinity, Inc. and our company. L&M Media is currently supplying its products and services to us through its wholly-owned subsidiary, Apple Media Corporation.

        The 70-year-old owner of Video Magnetics had primarily sold, to small local companies, videotape duplication services, CD-ROM duplication services, videotape packaging supplies and used videotape duplication equipment. In December 1996, he said he wanted to get rid of the business and retire as soon as possible. He advised us that he believed a new owner would not want to continue the distribution arrangement Video Magnetics had with Electronic Media Central Corporation. We agreed. A new owner would probably want the customers back that had been given to Electronic Media Central by Video Magnetics through the initial distribution arrangement of our company with Video Magnetics. A new owner of Video Magnetics would most likely want to take charge of all sales arrangements to grow sales and profits, since the 70-year-old owner of Video Magnetics wanted to retire.

        Therefore, the only way to guarantee our right to distribute the products and retain the existing customer base that came from Video Magnetics was to acquire Video Magnetics. Accordingly, George Morris, our chief executive officer and a director, with his wife, Dawn Morris, the controlling shareholders of both Internet Infinity, Inc. and our company, through another company, L&M Media, Inc., in which they have had a 98-percent ownership, bought the business assets of Video Magnetics, LLC.

        If the Morrises had not acquired Video Magnetics, the sales to existing Video Magnetics customers that had been turned over by Video Magnetics to our company and the availability of Video Magnetics' low-cost, in-house manufacturing facilities would probably have been lost to any other new owner of Video Magnetics. Our company was totally dependent on Video Magnetics for its initial customers and for all products and services to sell. The duplication of videotapes for a customer was a new business for our company, and without Video Magnetics; we didn't have any products to sell.

        George Morris and L&M Media, with its subsidiary Apple Media Corporation, purchased Video Magnetics' business assets including $200,000 of equipment in February 1997 for $295,000 with $35,000 cash down and $260,000 in 10% notes to be paid over five years. Apple Media Corporation is a wholly owned subsidiary of L&M Media, Inc. which is 98 percent-owned by George and Dawn Morris, the controlling shareholders, officers and directors of our company.

        As the result of a mediation process in June 1998 between George Morris and the prior owner of Video Magnetics, George Morris agreed to revise the sales price of Video Magnetic including equipment to L&M Media to $150,000 with a note from George Morris to the previous owner of Video Magnetics. The Morrises and L&M Media are responsible to pay the prior owner of Video Magnetics $3,125 per month with 10% interest until fully paid on or before May 2003. Our company is not a party to or responsible in any way for the note. L&M Media, Inc. is 98 percent owned by George and Dawn Morris, the controlling shareholders, officers and directors of our company.

        On December 1, 1998, Apple Media Corporation, a wholly owned subsidiary of L&M Media, Inc., assumed all responsibility for business operations of the former Video Magnetics, Inc. Apple Media focuses on the manufacturing and duplication of video, CD and related products. Apple Media Corporation, as a wholly owned subsidiary of L&M Media, Inc. is indirectly 98-percent-owned by George and Dawn Morris, since George and Dawn Morris own 98 percent of L&M Media, Inc.

        Apple Media Corporation is the only supplier of products and services to Electronic Media Central Corporation. It provides video packaging supplies, duplication of video, CD and DVD Media on credit terms as needed by Internet Infinity and its subsidiaries

        Apple Media Corporation, as a wholly owned subsidiary of L&M Media, Inc., sources new suppliers of electronic media materials and components at the annual industry "Replitech Exposition" and through the industry trade publication, "Tape & Disk Business." In addition, it continuously checks supplier prices and requests price competition between suppliers.

        Finally, we have created a web site to sell our duplication products and services. The funding to create these sites came from the operating profit of the company and from loans of approximately $50,000 from George Morris, the president of both Internet Infinity and our company. Our company currently has an operational and functional Internet web site at (www.iiemc.com). The company strategy is to use the site for prospecting and referral of existing customers, not for e-commerce transactions. At the present time, no significant sales can be attributed to the Internet web site.

Business of Electronic Media Central Corporation

        Electronic Media Central

          o       distributes electronic media duplication services;

        Products
        --------

        We have three principal products and services:

     o       electronic media duplication and packaging services for -

          o       compact disks ("CD"),

          o       digital video disk ("DVD"); and

          o       videocassette tape;

        Our company's sales of electronic media duplication and packaging services are primarily the duplication and packaging of a customer's pre-recorded video programs. The customer's programs are principally used for education, promotion and documentation of the customer's products or services. Our company provides services to create multiple copies of a customer's material on video tape, compact Disks "CD" and DVD formats with related packaging. The main target markets for our services are business, religious, government and other non-profit organizations. Our company does not provide services to the adult entertainment industry.

        We charge a customer for electronic media duplication and packaging services service by quoting a price per piece duplicated to the customer. The price is based on the number of pieces duplicated, the length of the customer's program and the specific packaging requirements. The greater the number of pieces a customer orders at one time, the lower the price per piece. A longer customer program will cost more per piece. Packaging costs vary by exact design and the amount of printing and labor involved per the customer specifications.

        Suppliers and Sub-Contractors
        -----------------------------

        Our duplication services orders are manufactured and fulfilled through an affiliated company, Apple Media Corporation, at a cost of 80 percent of the total invoice amount billed by us to a customer, including shipping. Apple Media Corporation is a wholly owned subsidiary of L&M Media, Inc., which is 98-percent-owned by George and Dawn Morris, the controlling shareholders, officers and directors of our company. Apple Media is solely responsible for equipment leases, raw materials and components, manufacturing, sub-contractors, packaging and shipping labor, management and physical plant overhead. We are responsible for sales force compensation, direct sales and accounting clerical support and executive management out of our 20 percent of the invoice discount amount. In addition, Apple Media Corporation also provides, at a cost of $625 a month - or $7,500 for the twelve-month fiscal year ended March 31, 2000 - office facilities, telephone, and utilities to our sales and management staff. This $7,500 is included as part of the 20% discount on purchases from Apple Media Corporation and therefore has no net cost to our Company.

        Distribution Methods
        --------------------

        We distribute our products through in-house employee sales persons working the telephone, fax, mail and the Internet. Shipments are made throughout the United States with a majority in California.

        Our sales representative employees are paid a salary plus an incentive bonus based on the sales volume and gross profit generated each month. The sales representatives are responsible for managing their own account orders and customer service.

        Competition
        -----------

        The electronic media duplication industry is highly competitive. Large competitors such as Technicolor Corporation dominate the large volume market from the movie studios and advertising premium business. Numerous small regional competitors such as our company serve the smaller regional business and nonprofit organization markets. The principal markets for our products and services are local, small, commercial and non-profit organizations. The typical size of our target customers is under 100 employees. Of the core 200 top customers for the fiscal year ending March 31, 2001, 129 have made a repeat order.

        There are twenty local/regional video duplicators listed in the latest March 2000 "OC/SD Film & Video News" for the Orange County and San Diego California area. Our company ranks third in terms of number of VHS machines available for duplication. No sales numbers or other capacity information is available for these private companies.

        We compete with both price and customer services. Electronic Media Central is located close to very competitive suppliers near the Pacific Coast ports of entry for video materials from China and Korea, and it is constantly shopping for the best price from competing suppliers. This allows us to compete better on price to our customers. Our management is constantly shopping the market for better supplier products, services and prices concerning duplication, shipping, packaging and materials that allow us to offer more value to our customers. This shopping for better supply relationships is done through and along with Apple Media Corporation, since lower costs and better suppliers to Apple Media facilitates better prices and quality to our company and then to the final customers of our company to meet competition. In addition, we monitor offers from competitors on the Internet, through direct mail and through comparison-shopping to remain competitive. With our competitive prices and our offering special delivery service in Southern California, special design consultation and fast order fulfillment, customers are willing to leave their masters with us for convenient repeat orders. We have the flexibility to handle many special duplication orders and situations at little or no extra charge to the customer. Special services can include conversion from one master format, such as one-inch videotape to a beta master, before duplicating VHS copies. Our sales and management personnel are able to provide advice and assistance to a customer as it prepares its job for duplication with us. Special situations include handling special orders requiring faster turnaround time than normal delivery. We strive to maintain a high level of customer service to be competitive.

        Advertising and Promotion
        -------------------------

        Our advertising and promotion is primarily electronic-media focused. We engage in telephone and fax campaigns to prospect for new customers in the electronic duplication business. In addition, we use direct mail to prospect for new customers.

        Dependence on Major Customers, Management and Suppliers
        -------------------------------------------------------

        We are not  dependent on any single major customer.   However, as of the
twelve months ended December 31, 2000 approximately 36.7 percent of our sales come from our top three customers.

Dependence on Management

        We are dependent on the continued employment of George Paul Morris our chief executive officer and a director, and his wife, Dawn Morris, the controlling shareholders of both Internet Infinity, Inc, and our company. This dependence will continue until the company hires another chief executive officer and additional management. We cannot guarantee when or if such replacement management can be found.

Dependence on Supplier

        We are dependent on Apple Media as the sole supplier of all services and products we resell and distribute. Apple Media Corporation is a wholly owned subsidiary of L&M Media, Inc. which is 98 percent-owned by George and Dawn Morris, the controlling shareholders, officers and directors of our company.

Conflict of Interest

        There is a conflict of interest with the dependence of our company on Apple Media Corporation as the sole supplier to our company. The exclusive supplier arrangement between our Company and Apple Media Corporation may limit the opportunities with competitive suppliers. Apple Media Corporation is a wholly owned subsidiary of L&M Media, Inc. which is 98 percent-owned by George and Dawn Morris, the controlling shareholders, officers and directors of our company. The arrangement is the Apple Media Corporation will supply our company with all products and services that we sell at a 20% discount or 80% cost of goods to our company based on our invoice to a customer.

        Patents, Trademarks and Licenses
        --------------------------------

        We have no proprietary patents, trademarks or licenses.

        Government Approval and Regulations
        -----------------------------------

        We need no governmental approval for the design and marketing of our electronic media. We are not aware of any proposed governmental regulations that would affect our operations.

        Research and Development
        ------------------------

        We have budgeted approximately $10,000 in fiscal year 2001 for the continued development of our Internet web site, www.iiemc.com.

        Cost of Compliance with Environmental Laws
        ------------------------------------------

        There are no environmental laws that impact any of our operations.

        Seasonality
        -----------

        Our sales are almost evenly distributed across the year, but there are slight variations, with the fall and winter exceeding the spring and summers seasons for a variety of factors including vacation, school and holiday cycles.

        Employees
        ---------

        We employ seven full-time persons and one part-time person. We employ three full time sales representatives and no part-time sales representatives.

        New Products & Services
        -----------------------

        We are in the process of researching a new sales strategy for the sales of Digital Video Disk ("DVD") and the business card mini-CD by the company. On the supply side, we have identified companies that will transfer videotape programs to CD or DVD and will replicate the CD or DVD as a subcontractor for us. On the selling side, our sales persons are planning to contact all of their existing customers to offer the transfer service and the CD or DVD replication. It is too early in the research process for us to forecast any level of success in the sales of these digital products at this time. However, with our current research, we see the increase of DVD movies offered in stores like Blockbuster and the increase in the DVD machines offered in stores like Circuit City. However, expected competition and market unknowns may not permit the company to succeed in the DVD duplication market.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Results of Operations

        The following table presents, as a percentage of sales, certain selected financial data for the two fiscal years ended March 31, 1999 and March 31, 2000 and for the nine-month periods ended December 31, 1999 and December 31, 2000:

                             Year Ended  3-31          9 months Ended  12-31
                             1999        2000            1999       2000
                             -----      -----           -----      -----

Sales                        100.0%     100.0%          100.0%     100.0%
Cost of sales                 79.5       79.9            80.0       79.3
                             -----      -----           -----      -----
Gross margin                  20.5       20.1            20.0       20.7
Selling, general and
    administrative
    expenses                  13.8       11.0             8.4       14.3
Other income (expenses):
    Amortization and
    interest                               .3               -         .6
                              -----     -----           -----      -----

Net income before
    income taxes               6.7        9.4            11.6        7.0

        Sales
        -----

        Sales increased from $1,192,629 in the fiscal year ended March 31, 1999 to $1,374,976 in the fiscal year ended March 31, 2000, an increase of 15.3 percent. These changes were due, we believe, to an increased effort by the sales representatives and the resulting increase in the number of customers for our products. The industry growth for electronic media duplication has helped our sales. This trend should continue with the proliferation of CD drives in computers, digital videodisc {"DVD"} players and large installed base of videocassette recorders. In addition, a new management focus on digital videodisc sales is expected to continue with the management's commitment of additional resources. We are also expanding our prospecting efforts for sales of duplication services and accessory products such as packaging materials.

        Sales Breakout for CD

        Most of our services relate to the duplication and packaging of videotapes. The percentage of total sales for CDs by quarter for the 12-months ended December 31, 2000 are:

               Jan - Mar  2000                4.0%
               Apr - Jun  2000                2.8%
               Jul - Sep  2000               10.3%
               Oct - Dec  2000               12.0%

        There were no DVD sales during the 12-months ended December 31, 2000

               Interim results.  Sales decreased 25.7 percent from $1,081,347 in
               ---------------
the nine-month period ended December 31, 1999 to $859,935 in the nine-month period ended December 31, 2000. The decrease is due to a reduction in orders from our existing customers.

        Gross Margin
        ------------

        Gross margin increased from $244,492, or 20.5 percent of sales, in fiscal year 1999 to $276,354, or 20.1 percent of sales, in fiscal year 2000, an increase of 13.0 percent. The decrease in gross margin as a percent of sales is primarily attributed to small increases in the cost of materials and services from suppliers.

               Interim results.  Gross margin  decreased from $215,869,  or 20.0
               ---------------
percent of sales, in the nine-month period ended December 31, 1999 to $178,062, or 20.7 percent of sales, in the nine-month period ended December 31, 2000. The
17.5 percent decrease in dollar gross margin for the nine months ended December 31, 2000 from the nine months ended December 31, 1999 is primarily attributed to a decrease in sales and an increase in the cost of materials and services from suppliers.

        Selling, General and Administrative Expense
        -------------------------------------------

        Selling, general and administrative expenses decreased from $164,029, or
13.8 percent of sales in fiscal year 1999, to $151,003, or 11.0 percent of sales in fiscal year 2000, an improvement of 2.8 percent. This decrease in selling, general and administrative expenses as a percent of sales is primarily attributable to both higher sales volumes for 2000 over 1999 and a slight decrease in selling general and administrative expenses. We believe the reduction in the amount of these expenses is due to better operating efficiency.

               Interim results.  Selling,  general and  administrative  expenses
               ---------------
increased from $90,261, or 8.4 percent of sales, in the nine-month period ended December 31, 1999 to $123,354, or 14.3 percent of sales, in the nine-month period ended December 31, 2000. This increase in selling, general and administrative expenses and as a percent of sales is attributable to additional expenditures to increase sales. Major expense increase from the nine-month period ended December 31, 1999 to the nine months ended December 31, 2000 were $9,490 for commissions, $7,034 for insurance, $6,075 for rent and utilities, $4,880 for payroll and payroll taxes, $3,330 for legal and accounting and $1,990 for office expense.

        Net Profit
        ----------

        We had a net profit from operations, after a $21,000 provision for income taxes, in the fiscal year ended March 31, 1999 of $59,463. In the fiscal year ended March 31, 2000 we had a net profit from operations, after a $41,800 provision for income taxes, of $87,346. This profit of 6.3 percent of sales for fiscal year 2000 is primarily due to the 15.3 percent increase in sales over fiscal year 1999 while operating expenses decreased by 7.9 percent from such expense in fiscal year 1999.

               Interim  results.  We had net income  from  operations,  after an
               ----------------
$8,000 provision for income tax , of $117,608 in the nine-month period ended December 31, 1999 and net income from operations of $14,193, after a provision for income taxes, of $10,000, in the nine-month period-ended December 31, 2000. The lower net income is attributed to a higher cost of goods and increased operating expenses for the nine months ended December 31, 2000 over the nine months ended December 31, 1999.

        Balance Sheet Items
        -------------------

        Net income from operations of $87,346 for the fiscal year ended March 31, 2000 increased the retained earnings from $59,563 to $146,810. Our cash position decreased from $54,671 for the fiscal year ended March 31, 1999 to $20,221 for the fiscal year ended March 31, 2000. Accounts receivable from non-affiliates increased from $91,792 at the end of fiscal year 1999 to $112,794 at the end of fiscal year 2000. An increase of the average collection period in our days sales in accounts receivable to 30 days for the fiscal year ended March 31, 2000 from 28 days for the fiscal year ended March 31, 1999 is attributed, we believe, to the slowing economic conditions.

               Interim  balance  sheet  items.  Net income  from  operations  of
               ------------------------------
$14,193 for the nine-month period ended December 31, 2000, increased the retained earnings from $146,809 on March 31, 2000 to $161,002 on December 31, 2000. Our cash position decreased from $14,032 at December 31, 1999 by $7,813 to $6,219 at December 31, 2000. Accounts receivable from non-affiliates decreased from $284,212 at the end of the first nine months of 1999 to $118,714 for the nine-month period ended December 31, 2000. The $173,311 decrease in the combined balance of cash and accounts receivable from non-affiliates of $298,244 for the nine months ended December 31, 1999 to $124,933 for this combined balance for the nine months ended December 31, 2000 is attributed to reduction in sales by existing customers.

        Liquidity and Outlook
        ---------------------

        We have been able to stay in operation only (1) from the services provided by Apple Media Corporation, a wholly-owned subsidiary of L&M Media, Inc., a supplier of electronic media duplication services which is under the control of George and Dawn Morris, the controlling shareholders and principal officers of our company, and (2) from the cash flow generated by our company.

        George and Dawn Morris personally acquired Video Magnetics, an insolvent electronic media duplication company, with their personal cash and proceeded to turn around the situation for the benefit of our company and its sales growth. Since early 1997, sales from electronic duplication services have continued to grow.

        Our management believes that we will generate sufficient cash flow to support operations during the twelve months ended March 31, 2001. Sales continue, and we continue to generate net profits and positive cash flow from operations.

     The slowdown in the United States economy will probably cause a reduction in our company's sales and profits. In addition, almost all of our customers are located in California, therefore, the energy problems in the State will also probably cause a reduction in our company's sales and profits. However, without prior experience in working under these conditions, there is no way to forecast the exact amount of the reductions for either of these conditions.

        Our management believes that we will generate sufficient profits from operations to support the long-term liquidity of the company. By out-sourcing products and services, our company does not have any large demands for capital equipment and growth in accounts receivables can be funded by increases in credit lines from the suppliers of Apple Media Corporation, the sole supplier of our company at this time and by George Morris, the President of the company. Apple Media Corporation, as a wholly owned subsidiary of L&M Media, Inc. is indirectly 98-percent-owned by George and Dawn Morris, since George and Dawn Morris own 98 percent of L&M Media, Inc.

        The payment record of our existing customers created a $6,300 bad debt losses for the fiscal year ended March 31, 1999 and $11,970 bad debt losses for the fiscal year ended March 31, 2000. Managment believes that this $5,670 increase in bad debt losses reflects a general slowing in the United States economy. Management believes the risk of non-payment in the future can be controlled. Also, accounts receivable are insured against loss by CNA Insurance to further protect Electronic Media Central from a major loss.

        As of December 31, 2000, the directors of EMC and L&M Media agreed to offset the $116,770 note receivable, owed to EMC by L&M Media, against a payable of $81,120 owed by EMC to L&M Media. This left a note receivable from L&M Media of only $35,650, which does not represent a majority of EMC's assets and the $35,650 was written off as a bad debt on December 31, 2000. Accordingly, no audited financial statements of the obligors of the notes are presented. See the last paragraph of Note 4 to Financial Statements.

        Costs of Filing Periodic Reports
        --------------------------------

        The filing of this Form 10-SB registration statement subjects Electronic Media Central to certain requirements of the Exchange Act of 1934. These requirements include the filing of an annual report of Electronic Media Central, which must include audited financial statements, quarterly reports, which must include unaudited interim financial statements; and periodic reports of certain material events of which investors should be made aware. Legal and accounting expertise is required to prepare these statements, and the services of our securities law attorney and auditor must be paid for in cash. Should cash not be available to pay for these legal and auditor's services, we will have to borrow these needed funds from sources not yet identified.

                                   PROPERTIES

        Apple Media Corporation ("AMC"), controlled by George and Dawn Morris, provides us with approximately 600 square feet of office space in Costa Mesa, California. George Paul Morris, our chief executive officer, provides us with approximately 300 square feet of office space in Redondo Beach, California. Both locations with telephone and utilities are at a cost of $675 per month total to us. The space provided is part of our distributorship arrangement with AMC, and AMC may terminate the arrangement at any time upon 30 days notice. There is a large amount of office space available for less than $2.00 a square foot within three miles of the existing office. Electronic Media Central reserves the right to move at any time.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The table below sets forth, as of December 31, 2000, the number of shares of common stock of Electronic Media Central beneficially owned by each officer and director of Electronic Media Central, individually and as a group, and by each owner of more than five percent of the common stock.

                                                                   Percent of
                                                Number            Outstanding
        Name and Address                       of Shares            Shares
        ------------------------------      --------------        ------------

        Internet Infinity, Inc.              10,000,000              100
        3303 Harbor Boulevard, K-5
        Costa Mesa, CA 92626

        Dawn Morris, Vice President          10,000,000(1)           100
        663 the Village
        Redondo Beach, CA  90277

        George Paul Morris, Chairman/CEO     10,000,000(1)           100
        663 the Village
        Redondo Beach, CA  90277

        Officers and Directors
        as a group (2 persons)               10,000,000              100
        ------------------------

        (1) These shares are beneficially owned by this officer by virtue of the officer's also being an officer and director of Internet Infinity, Inc., the record owner of all the outstanding shares of Electronic Media Central Corporation.

Changes in Control

        There are no arrangements which may result in a change in control of Electronic Media Central Corporation.

                DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS

        Electronic Media Central directors, officers and significant employees occupying executive officer positions, their ages as of December 31, 2000 , the directors' terms of office and the period each director has served are set forth in the following table:

Person                   Positions and Officers                  Since   Expires
------                   ----------------------                  ----    -------
George Paul Morris, 62   Chairman of the Board of Directors -    1998     2001
                         President/CEO
                         Vice President Marketing

Roger Casas, 51          Director                                1998     2001
                         Vice president Operations

Dawn Morris, 45          Member of the Board of Directors        1996     2001
                         Vice President Internet Sales

Shirlene Bradshaw, 61    Member of the Board & Business Manager  1999     2001


        GEORGE PAUL MORRIS,  Ph.D. Dr. Morris has been the full time Chairman of
        -------------------------
the Board of Directors, principal shareholder, Vice President or Acting President/Chief Executive Officer and Secretary of Electronic Media Central since Electronic Media Central was formed in 1998. George Paul Morris has also been the Chairman and Vice President of Apple Realty, Inc. doing business as Hollywood Riviera Studios since 1974 and the Chairman of the Board of Directors of L&M Media, Inc. since 1990. Dr. Morris is also the Founder and has been the President, Chairman of the Board of Directors and principal of Morris Financial, Inc., a NASD member broker-dealer firm, since its inception in 1987. He has been active in designing, negotiation and acquiring all equipment, facilities and systems for manufacturing, accounting and operations of Electronic Media Central and its affiliates. Dr. Morris earned a Bachelor of Business Administration and Masters of Business Administration from the University of Toledo, and a Ph.D. (Doctorate) in Marketing and Finance and Educational Psychology from the University of Texas in 1969. Prior to founding Electronic Media Central Corporation and its affiliates, Dr. Morris had 20 years of academic experience as a professor of Management, Marketing, Finance and Real Estate at the University of Southern California (1969 - 1971) and the California State University (1971 - 1999). During this period Dr. Morris served as Department Chairman for the Management and Marketing Departments. Morris has since retired from full time teaching at the University. Dr. Morris was the West Coast Regional Director of the American Society for Training and Development, a Director of the South Bay Business Roundtable and a speaker on a number of topics relating to business, training and education. Morris has created or been directly involved in the design, writing and development of numerous Internet web sites for Electronic Media Central Corporation. Mr. Morris is the spouse of Dawn Morris, who is a director and the Vice President for Internet Sales.

        ROGER CASAS. Mr. Casas has been a Member of the Board of Directors since
        -----------
1999 and has handled the responsibility of the Vice President of Operations since Electronic Media Central was formed in 1998. Roger has managed production, personnel, helped coordinate marketing efforts and managed packaging, printing and shipping on a daily basis. Prior to joining Electronic Media Central Corporation, Mr. Casas was a computer software marketing manager at More Media, a provider of consumer special interest video training programs to retailers, from 1987 to 1998 and a Financial Consultant for Stonehill Financial in Bel Air, California, from 1986 to 1987 an Account Executive for Shearson Lehman Brothers in Rolling Hills, California from 1984 to 1986 and Dean Witter Reynolds in Torrance, California from 1982 to 1984, and the owner and operator of the Hillside restaurant from 1978 to 1982 in Torrance, California. Mr. Casas earned a Bachelor of Science in Business Administration, from Ashland University in Ashland, Oregon, along with a Bachelor of Art in Marketing and Psychology. Mr. Casas holds Series 22 and 7 licenses with the National Association of Securities Dealers, Inc. and is a registered representative with Morris Financial.

        DAWN  MORRIS.  Ms.  Morris has been the  President,  Vice  President,  a
        ------------
principal shareholder and a Director of Electronic Media Central since it was formed in 1998. She has also been the Vice President of L&M Media, Inc. since 1990, now an affiliate of Electronic Media Central. Ms. Morris has also been the Manager of Corporate Finance/Mergers and Acquisitions and a registered representative with Morris Financial, Inc., a NASD member broker-dealer firm, since 1994. She has been responsible for the development of educational and computer training video programs, some of which have been produced in CD-ROM and other multimedia versions. Ms. Morris has produced finance and investment as well as commercial and infomercial programs. Prior to joining the predecessor company in 1984, Ms. Morris was a Senior Account Representative in the Office Products Division of Xerox Corporation, and a Sales Manager at Joseph Magnin Stores. Ms Morris earned a Bachelor of Business Administration in Marketing from California State University and studied television production and directing at UCLA and California State University. Dawn Morris was nominated for Woman Graduate of the Year in the California State University System. Ms. Morris is the spouse of George Paul Morris, the Acting President, Chief Executive Officer and the Vice President for Marketing.

        SHIRLENE  BRADSHAW.  Ms.  Bradshaw  has  been a Member  of the  Board of
        ------------------
Directors since 1999 and the Electronic Media Central Business Manager since 1998. She has managed accounting, including receivable and payable processing, and has helped coordinate the supplier relationship with the Apple Media Corporation supplier. She was the Business Manager for More Media, a provider of consumer special interest video training programs to retailers and a predecessor company of Internet Infinity, Inc. for over six years from 1992 to 1998. She had extensive experience in office management and accounting before joining Electronic Media Central Corporation.

                             EXECUTIVE COMPENSATION

        No executive officer of the company has received total compensation in any of the last three years that exceeds $100,000. The table below sets forth all compensation awarded to, earned by, or paid to George Paul Morris, the president of the company during the last three fiscal years:

                                                                      Long Term Compensation
                                                                      ----------------------
                                                Awards
                                    ------------------
          Annual Compensation                          Securities
          -------------------                          ----------
                                                       Underlying           Payouts
                                                       ----------    --------------
                         Other Annual  Restricted      Options/      LTIP           All Other
                         ------------  ----------      ----------    ----           -------------
Year    Salary    Bonus  Compensation  Stock Awards    SARS          Payouts        Compensation
----    -------   -----  ------------  ------------    ----------    -------        -------------

2000    30,999      0        0              0             0             0              0
1999    37,700      0        0              0             0             0              0
1998    38,400      0        0              0             0             0              0


Stock Options

        There have been no stock options granted to the officers and directors of Electronic Media Central, nor have there been any other forms of compensation paid to the officers and directors of the company

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Our company is under the control of George and Dawn Morris, husband and wife, who own 76.5 percent of the economic interest of Electronic Media Central Corporation. The basis of their control, and the relationship of all affiliates of Internet Infinity, are depicted in the following chart:

        1.     George and Dawn Morris
               ----------------------

               a.     They own 98 percent of L&M Media, Inc.
                                             --------------

                      i.     L&M Media, Inc.  owns  100  percent  of Apple Media
                                                                     -----------
                             Corporation
                             -----------
                           A. Apple Media Corporation owns 45.3 percent of Internet Infinity, Inc.
                                  -----------------------

                                  1.    Internet Infinity, Inc. owns 100 percent
                                        ----------------------------------------
                                        of Electronic Media Central Corporation.
                                        ----------------------------------------

               b.     They  own  100   percent  of  Apple  Realty,  Inc.,  d/b/a
                                                    ----------------------------
                      Hollywood Riviera Studios
                      -------------------------
                      i.     Apple  Realty, Inc.  owns 10.3  percent of Internet
                                                                        --------
                             Infinity, Inc.
                             -------------
                           A. Internet Infinity, Inc. owns 100 percent of Electronic Media Central Corporation
                                  ------------------------------------

               c. They own 21.8 percent of Internet Infinity, Inc.
                                           -----------------------

                      i.     Internet  Infinity,  Inc.  owns   100   percent  of
                             Electronic Media Central Corp.
                             ------------------------------

                             A. Electronic Media Central Corporation owns 100 percent of Morris & Associates, Inc.
                                                   -------------------------
        Summary
        -------

      .98   x  .453   =       .444
     1.00   x  .103   =       .103
               .218   =       .218
                              ----
     George and Dawn Morris
     own the economic
     equivalent of            .765 of Electronic Media Central Corporation, Inc.

        We buy all of our duplication services from Apple Media Corporation ("AMC"), a manufacturing company under the control of and owned by George and Dawn Morris, directors, executive officers and major shareholders of Electronic Media Central Corporation. Due to a lack of working capital available to Electronic Media Central Corporation, George and Dawn Morris acquired the predecessor to AMC, known as Video Magnetic, LLC, in order that it would continue to provide a sales distribution opportunity for Electronic Media
Central Corporation. Electronic Media Central Corporation had earlier established a distribution arrangement with Video Magnetics, LLC in 1996. When the previous owner indicated he would sell Video Magnetics and terminate the distribution arrangement with our company, the Morrises bought Video Magnetics to maintain the product source. Video Magnetics was an insolvent company at the time of the Morris' acquisition. However, the successor company to Video Magnetics, Apple Media Corporation, is solvent. George and Dawn Morris finally settled the purchase transaction for Video Magnetics through mediation and are paying the purchase notes over the next three years.

        Electronic Media Central takes title to the products it purchases from Apple Media Corporation, which is 98 percent owned by George Morris, president of Electronic Media Central, just as it did under the original distributorship agreement with independently owned Video Magnetics, LLC. Electronic Media Central plans to take title to products under other independent distributorship agreements with new suppliers. This distributorship model for taking title is planned for other, future distributorship arrangements.

Electronic Media Central Corporation and L&M Media, Inc. Operating Structure
----------------------------------------------------------------------------

        Under this distributorship arrangement, Electronic Media Central is responsible for the collection of accounts receivable and must collect them or take a bad debt loss. However, Electronic Media Central accounts receivable are indemnified against loss by CNA insurance after a $10,000 annual loss deductible. As is standard business practice with a drop-ship arrangement, Electronic Media Central does not carry an inventory. By these means the management of Electronic Media Central attempts to minimize the risk of loss from inventory, accounts receivable and technology obsolescence.

        The process for taking orders, shipping, billing and collection is as follows: When Electronic Media Central sells products and services to an independent customer, we first determine the sales credit terms that will be given to the customer based on a credit worthiness review. If the order will be shipped on an open account basis and is over approximately $5,000, we contact our accounts receivable insurance company, CNA, for credit insurance approval. After credit terms and freight are determined by Electronic Media Central, we issue a purchase order to Apple Media Corporation, which is 98 percent owned by George Morris, the president of Electronic Media Central, for the products and services ordered including shipping. Apple Media sources materials, components and subcontractor services, manufactures or assembles and drop ships the order to the Electronic Media Central Corporation customer. Electronic Media Central invoices the customer for the products and services delivered and credits its sales account and debits the accounts receivable account in the Electronic Media Central general ledger at the time of shipment and invoicing. Electronic Media Central is responsible for collecting the accounts receivable from the customers. Apple Media grants a 20 percent wholesale trade discount to Electronic Media Central on the order amount and charges Electronic Media Central at the time of shipping. Electronic Media Central is solely responsible for the payment of its accounts payable to Apple Media, Inc. The CNA accounts receivable loss insurance does not cover losses under $5,000 and the policy has a $10,000 deductible.

        The major risk for Electronic Media Central is the non-payment of accounts receivable from an order. Electronic Media Central remains responsible for payment of the wholesale cost of the order to Apple Media even if a customer doesn't pay. Electronic Media Central is not required to maintain an inventory and products are manufactured to order. However, the absence of an Electronic Media Central materials inventory and the control of any inventory by a supplier to Electronic Media Central have operated to reduce our control over the shipping priority of orders.

Electronic Media Central Corporation and Internet Infinity, Inc.
----------------------------------------------------------------

        Electronic Media Central Corporation has been a wholly owned subsidiary of Internet Infinity, Inc., since incorporating our business in 1998. Our company operates independently of Internet Infinity but shares in common the office facilities and officers and directors George Paul Morris, Dawn Morris, Roger Casas and Shirlene Bradshaw.

        Our company files consolidated federal and state income tax returns with its parent company, Internet Infinity, Inc. In accordance with the intercorporate tax allocation policy, our company pays to or receives from the parent company amounts equivalent to federal and state income tax charges or credits based on separate company taxable income or loss using the statutory rates.

                            DESCRIPTION OF SECURITIES

        Electronic Media Central is authorized to issue forty million shares of common stock ($0.001 par value) and ten million shares preferred stock at ($0.001 par value). The presently outstanding 10,000,000 shares of common stock are fully paid and non-assessable. There are no shares of preferred stock outstanding.

Common Stock

        Voting Rights
        -------------

        Holders of shares of common stock have one vote per share on all matters submitted to a vote of the shareholders. Shares of common stock do not have cumulative voting rights, which means that the holders of a majority of the shareholders votes eligible to vote and voting for the election of the board of directors can elect all members of the board of directors.

        Dividend Rights
        ---------------

        Holders of record of shares of common stock receive dividends when and if declared by the board of directors out of funds of Electronic Media Central Corporation legally available therefore.

        Liquidation Rights
        ------------------

        Upon any liquidation, dissolution or winding up of Electronic Media Central Corporation, holders of shares of Common Stock receive pro rata all of the assets of Electronic Media Central Corporation available for distribution to shareholders after distributions are made to the holders of Electronic Media Central Corporation's preferred stock.

        Preemptive Rights
        -----------------

        Holders of common stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of Electronic Media Central Corporation.

        Registrar and Transfer Agent
        ----------------------------

        Our registrar and transfer agent will be the Corporate Secretary Agency at 3303 Harbor Blvd. K-5, Costa Mesa, California 92626.

        Dissenters' Rights
        ------------------

        Under current California law, a shareholder is afforded dissenters' rights which, if properly exercised, may require Electronic Media Central to purchase his shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the Electronic Media Central Certificate of Incorporation.

             MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

        Electronic Media Central Common Stock is not quoted on any stock trading market and there is no market for the shares of Electronic Media Central at this time.

        On  December   31,  2000  there  were  1,000   shares  of  common  stock
outstanding. There are no stock options issued or outstanding. No shares are subject to securities convertible into such shares of stock.

Holders

        As of December 31, 2000 Internet Infinity was the sole holder of record of our common stock.

Dividends

        We have paid no cash dividends to our stockholders and do not plan to pay dividends on our common stock in the foreseeable future. We currently intend to retain any earnings to finance future growth. There are no restrictions that limit our ability to pay dividends on common equity or that are likely to do so in the future.

                                LEGAL PROCEEDINGS

        Neither Electronic Media Central nor its property is a party to any pending legal proceeding or any known proceeding that a governmental authority is contemplating.

                CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                       ACCOUNTING AND FINANCIAL DISCLOSURE

        On August 25, 1999 George Brenner resigned as our independent accountant. He resigned for the reason that, as a sole practitioner, he could not obtain adequate and price competitive professional liability insurance. He continues to assist Electronic Media Central in the preparation of accounting books and records for our Auditors.

        None of his reports on our financial condition for the last two years contained an adverse opinion or disclaimer of opinion or was modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with Mr. Brenner, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure which, if not resolved to Mr. Brenner's satisfaction, would have caused him to make reference to the subject matter of the disagreements in connection with his reports.

        On September 29, 1999 the company engaged Caldwell, Becker, Dervin, Petrick & Co., L.L.P., of Woodland Hills, California as its principal accountant to audit its financial statements.

                     RECENT SALES OF UNREGISTERED SECURITIES

        On April 1, 1998 the company sold 1,000 shares of its common stock at $0.001 a share to Internet Infinity, Inc. for $1.00 in reliance upon the exemption from registration provided by Regulation D, Rule 506 of the Securities and Exchange Commission and Section 4(2) of the Securities Act. No underwriters were used to effect the sales. This was the initial issuance of capital stock of the company.

 On December 22, 2000, the company issued an additional 9,999,000 shares of its common stock to Internet Infinity, Inc. in exchange for a $9,999 unsecured note receivable.

 The purchaser of the shares is affiliated with the issuer by reason of both companies being under the common control of George and Dawn Morris. The purchaser is fully aware of all material facts concerning the issuer by reason of this common control.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Under California corporation law, a corporation is authorized to indemnify officers, directors, employees and agents who are made or threatened to be made parties to any civil, criminal, administrative or investigative suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the corporation or are or were acting in the same capacity for another entity at the request of the corporation. Such indemnification includes expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation or, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful.

        In the case of any action or suit by or in the right of the corporation against such persons, the corporation is authorized to provide similar indemnification, provided that, should any such persons be adjudged to be liable for negligence or misconduct in the performance of duties to the corporation, the court conducting the proceeding must determine that such persons are nevertheless fairly and reasonably entitled to indemnification. To the extent any such persons are successful on the merits in defense of any such action, suit or proceeding, California law provides that they shall be indemnified against reasonable expenses, including attorney fees.

        A corporation is authorized to advance anticipated expenses for such suits or proceedings upon an undertaking by the person to whom such advance is made to repay such advances if it is ultimately determined that such person is not entitled to be indemnified by the corporation.

        Indemnification and payment of expenses provided by California law are not deemed exclusive of any other rights by which an officer, director, employee or agent may seek indemnification or payment of expenses or may be entitled to under any by-law, agreement, or vote of shareholders or disinterested directors. In such regard, a California corporation is empowered to, and may, purchase and maintain liability insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation. As a result of such corporation law, Electronic Media Central may, at some future time, be legally obligated to pay judgments (including amounts paid in settlement) and expenses in regard to civil or criminal suits or proceedings brought against one or more of its officers, directors, employees or agents.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Electronic Media Central pursuant to the foregoing provisions or otherwise, Electronic Media Central has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                              FINANCIAL STATEMENTS

There appear below the following financial statements of Electronic Media Central Corporation:

Independent Auditors' Report ...........................................     F-1

Consolidated Balance Sheet at March 31, 2000............................     F-2

Consolidated Statements of Operations for the Years Ended
     March 31, 2000 and March 31, 1999 .................................     F-3

Statements of Changes in Stockholders' Equity
     for the Years Ended March 31, 2000 and
     March 31, 1999 ....................................................     F-4

Consolidated Statements of Cash Flows for the Years Ended
     March 31, 2000 and March 31, 1999 .................................     F-5

Notes to Consolidated Financial Statements
     March 31, 2000 ....................................................     F-6

Independent Accountants' Report ........................................    F-10

Consolidated Balance Sheet (unaudited)
     at December 31, 2000  .............................................    F-11

Consolidated Statement of Operations (unaudited)
     for the Six Months Ended December 31, 2000
     and December 31, 1999 .............................................    F-12

Consolidated Statement of Cash Flows (unaudited)
     for the Six Months Ended December 31, 2000
     and December 31, 1999 .............................................    F-13

Notes to Consolidated Financial Statements (unaudited)
     December 31, 2000  ................................................    F-14

                         INDEPENDENT AUDITORS' REPORT





To the Board of Directors and Stockholders
Electronic Media Central Corporation

We have audited the accompanying balance sheets of Electronic Media Central Corporation (a California Corporation) as of March 31, 2000 and 1999, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electronic Media Central Corporation as of March 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ Caldwell, Becker, Dervin, Petrick & Co., L.L.P.

CALDWELL, BECKER, DERVIN, PETRICK & CO., L.L.P.
Woodland Hills, California






January 11, 2001, except for Notes 2 and 4, as to which the date is March 26, 2001.

                      ELECTRONIC MEDIA CENTRAL CORPORATION
                                  BALANCE SHEET
                             MARCH 31, 2000 AND 1999


                                     ASSETS

                                                              2000       1999
                                                            ---------  ---------
CURRENT ASSETS
      Cash                                                  $  20,221  $  54,671
      Accounts receivable, net of allowance for
       Doubtful accounts of  $6,300 and $6,300                112,794     91,792
      Receivable from officer -  current (Note 3)              16,077      4,803
                                                            ---------  ---------
          Total Current Assets                                149,092    151,266
                                                            ---------  ---------

OTHER ASSETS
      Note receivable - related company-
       non-current (Note 4b)                                  114,536     58,448
                                                            ---------  ---------
          Total Other Assets                                  114,536     58,448
                                                            ---------  ---------
          Total Assets                                      $ 263,628  $ 209,714

                                                            =========  =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
      Accounts payable and accrued expenses                 $   1,604  $     595
      Accounts payable - related company (Note 4d)             93,498    131,744
      Accrued payroll                                           3,212      4,127
      Due to related company (Note 4c)                          2,000      2,000
                                                            ---------  ---------
          Total Current Liabilities                           100,314    138,466
                                                            ---------  ---------
LONG-TERM LIABILITIES
      Note payable to affiliate (Note 4a)                      16,504     11,784
                                                            ---------  ---------
          Total Long-Term Liabilities                          16,504     11,784
                                                            ---------  ---------
          Total Liabilities                                   116,818    150,250
                                                            ---------  ---------

STOCKHOLDERS' EQUITY (Page F-4)
      Preferred stock, par value $.001;
       authorized 10,000,000 shares; issued
       and outstanding  0 shares                                   --         --
      Common stock, par value $.001;
       authorized 40,000,000 shares; issued
       and outstanding 1,000 shares                                 1          1
      Retained earnings                                       146,809     59,463
                                                            ---------  ---------
          Total Stockholders' Equity                          146,810     59,464
                                                            ---------  ---------
          Total Liabilities and Stockholders' Equity        $ 263,628  $ 209,714
                                                            =========  =========

    The Accompanying Notes are an Integral Part of the Financial Statements

                      ELECTRONIC MEDIA CENTRAL CORPORATION
                            STATEMENTS OF OPERATIONS
                   FOR THE YEARS ENDED MARCH 31, 2000 AND 1999



                                                             2000        1999
                                                         ----------  -----------

REVENUE (NET)                                            $1,374,976  $1,192,629

COST OF SALES                                             1,098,622     948,137
                                                         ----------  -----------

          Gross Profit                                      276,354     244,492

OPERATING EXPENSES                                          151,003     164,029
                                                         ----------  ----------

           Net Income Before Other Income                   125,351      80,463

OTHER INCOME
     Interest income                                          3,795          --
                                                         ----------  -----------

           Net Income Before Income Taxes                   129,146      80,463

(PROVISION) FOR INCOME TAXES  (Note 6)
      Current                                                  (800)         --
      Deferred                                              (41,000)    (21,000)
                                                         ----------  -----------

          Net Income                                     $   87,346  $   59,463
                                                         ==========  ===========
                 Basic net income per share (Note 7)     $    87.35  $    59.47
                                                         ==========  ===========
                 Diluted net income per share (Note 7)   $    87.35  $    59.47
                                                         ==========  ===========

    The Accompanying Notes are an Integral Part of the Financial Statements

                      ELECTRONIC MEDIA CENTRAL CORPORATION
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                   FOR THE YEARS ENDED MARCH 31, 2000 AND 1999




                            Preferred Stock     Common Stock                     Total
                           ----------------   ----------------     Retained   Stockholders'
                           Shares    Amount   Shares    Amount     Earnings      Equity
                           ------    ------   ------    ------     --------   -------------

Balance
 April 1, 1998                 --    $   --       --    $   --     $     --    $      --

Initial stock issued
 To parent corporation         --        --    1,000          1          --            1

Net Income at
 March 31, 1999                --        --       --         --      59,463       59,463
                           ------    ------   ------     ------    --------   -------------

Balance
 March 31, 1999                --        --    1,000          1      59,463       59,464

Net Income at
 March 31, 2000                --        --       --         --      87,346       87,346
                           ------    ------   ------     ------    --------   -------------
Balance
 March 31, 2000                --    $   --    1,000    $     1    $146,809    $ 146,810
                           ======    ======   ======     ======    ========   =============

    The Accompanying Notes are an Ingegral Part of the Financial Statements

                      ELECTRONIC MEDIA CENTRAL CORPORATION
                            STATEMENTS OF CASH FLOWS
                   FOR THE YEARS ENDED MARCH 31, 2000 AND 1999




                                                                  2000      1999
                                                              ---------  ---------

CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES:
      Net income                                              $  87,346  $  59,463
      Adjustment to reconcile net income to cash provided
       (used) by operating activities:
        (Increase) in accounts receivable                       (21,002)   (98,092)
        Increase in allowance for doubtful accounts                  --      6,300
        Increase (decrease) in accrued payroll                     (915)     4,127
        Increase in accounts payable and accrued expenses         1,009        595
        Increase (decrease) in accounts payable - related       (38,246)   131,744
                                                              ---------  ---------
                 Net Cash Flows Provided by Operating            28,192    104,137
                                                              ---------  ---------
CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES:
      Note receivable from related company                      (56,088)   (58,448)
      Receivable from officer                                   (11,274)    (4,803)
                                                              ---------  ---------
                 Net Cash Flows (Used) by Investing             (67,362)   (63,251)
                                                              ---------  ---------
CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES:
      Note payable to affiliate                                   4,720     11,784
      Increase in accounts payable - related company                 --      2,000
      Common stock issued                                            --          1
                                                              ---------  ---------
                 Net Cash Flows Provided by Financing             4,720     13,785
                                                              ---------  ---------
NET INCREASE IN CASH                                            (34,450)    54,671

CASH - BEGINNING OF THE YEAR                                     54,671         --
                                                              ---------  ---------
CASH - END OF THE YEAR                                        $  20,221  $  54,671
                                                              =========  =========
ADDITIONAL DISCLOSURES:
      Interest paid                                           $      --  $      --
                                                              =========  =========
      Taxes paid                                              $      --  $      --
                                                              =========  =========

    The Accompanying Notes are an Integral Part of the Financial Statements

                      ELECTRONIC MEDIA CENTRAL CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                            MARCH 31, 2000 AND 1999


NOTE 1 - ORGANIZATION AND PRESENTATION

Organization

On April 1, 1998, Electronic Media Central Corporation (EMC) was incorporated in California. Electronic Media Central Corporation (formerly a division of Internet Infinity, Inc.) is owned 100% by Internet Infinity, Inc. (III). Previously, EMC has reported and filed as part of III's consolidated financial statements. EMC is engaged in the sale of blank electronic media such as videotapes and the duplication, replication and packaging of DVD's, CD's, videotapes, and audiotapes.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reclassifications

Certain prior year balances have been reclassified to conform to the current year presentation.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash and cash equivalents to include cash on hand, bank balances and short-term investments with a maturity of three months or less.

Accounts Receivable

The Company uses the allowance method to account for uncollectible accounts receivable. Accounts receivable are presented net of an allowance for doubtful accounts of $6,300 and $6,300 at March 31, 2000, and March 31, 1999, respectively.

Long-Lived Assets

In 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." In accordance with SFAS No. 121, long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicated that the carrying amount of an asset may not be fully recoverable. For purposes of evaluating the recoverability of long-lived assets, the estimated future cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required. If an impairment were to exist, it would be measured as the excess of the carrying amount of the asset over the discounted cash flow value of the asset. The carrying amount of the asset is its cost less any accumulated depreciation or amortization.

Consolidated Tax Returns

The Company files consolidated federal and state income tax returns with its parent company. In accordance with the intercorporate tax allocation policy, the Company pays to or receives from the parent company, amounts equivalent to federal and state income tax charges or credits based on separate company taxable income or loss using the statutory rates.

                      ELECTRONIC MEDIA CENTRAL CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                             MARCH 31, 2000 AND 1999


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deferred Income Tax Accounts

Deferred tax provisions/benefits are calculated for certain transactions and events because of differing treatments under generally accepted accounting principles and the currently enacted tax laws of the federal government. The results of these differences on a cumulative basis, known as temporary differences, result in the recognition and measurement of deferred tax assets and liabilities in the accompanying balance sheet. The liability method (FASB
109) is used to account for these temporary differences.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Year 2000 Compliance

Management does not believe any material year 2000 problems with the Company's vendors, service providers, or other third parties will affect the Company's financial information.

Revenue Recognition

Income and expenses are recorded on the accrual basis of accounting. Revenue is recognized from sales when a product is shipped and collection is probable and the fee is fixed and determinable. Expenses are recognized when incurred. Adoption of SAB 101 has had no effect on the way the Company recognizes revenue. The Company has not had to change their accounting policies to comply with SAB 101.

Segment Reporting

The Company is a single segment reporting entity. At the current time, all sales and related expenses are from the sale of blank electronic media such as videotapes and the duplication, replication and packaging of DVD's, CD's, videotapes and audiotapes.

Earnings Per Share of Common Stock

The Company adopted SFAS No. 128 "Earnings Per Share" in the fourth quarter of the fiscal year 1998. SFAS No. 128 is intended to simplify the earnings per share computations and make them more comparable from company to company. All prior year earnings per share amounts have been recalculated in accordance with the earnings per share requirements under SFAS No. 128; however, such recalculation did not result in any change to the Company's previously reported earnings per share for all years presented.

NOTE 3 - RECEIVABLE FROM OFFICER

The receivable is from George Morris, the Company's President. There are no specific terms of repayment.

                      ELECTRONIC MEDIA CENTRAL CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                             MARCH 31, 2000 AND 1999



NOTE 4 - RELATED COMPANY TRANSACTIONS

                                                                  2000           1999
                                                               -----------   -----------
a) Note payable to affiliate:
     The Company shares its office and warehouse
     spaces with its affiliate, Morris and Associates
     (M&A).  The Company and M&A are owned 100% by
     Internet Infinity, Inc. (III).  Note  payable to
     affiliate represents the net amount from expenses
     paid on M&A's behalf by the Company, and
     intercompany charges for the tax benefit received
     by the Company from the parents' net operating
     loss (See Note 2 and Note 8).  There are no specific
     terms of repayment.                                       $  (16,504)   $  (11,784)
                                                               ===========   ===========

b) Note receivable - related company:
     Note receivable from L&M Media, Inc., payable at
     $36,526 per year, plus interest at 6% per annum.
     Monthly installments of $3,000, due beginning
     June 30, 2000.  L&M Media, Inc. is 98% owned by
     George Morris, President of the Company.  L&M
     Media, Inc. owns 45.3% of the outstanding stock
     of III.  During 2000, all payments made were
     deposited in M&A's bank account.                          $  114,536    $   58,448
                                                               ===========   ===========

c) Due to related company:
     Loan payable to Morris Financial, without interest.
     Loan was paid subsequent to year-end.  Morris
     Financial is owned 100% by George Morris.                 $   (2,000)   $   (2,000)
                                                               ===========   ===========

d) Accounts payable - related company:
     Trade accounts payable to Apple Media Corporation
     (AMC).  AMC is owned 98% by George Morris.  As
     of the fiscal year ended March 31, 1999, AMC
     became a subsidiary of L&M  Media, Inc.  The
     Company's President owned 98% of L&M Media
     (See Note 5).                                             $  (93,498)   $ (131,744)
                                                               ===========   ===========

The Company utilizes office space, telephone and utilities provided by Apple Media Corporation (AMC). George Morris, the Company's President, owns 98% of AMC. An estimate of the monthly values for office space, telephone and utilities, of $675 has been expensed, with an offsetting credit against the accounts payable of AMC (see "d", above). For the years ended, March 31, 2000 and 1999, the total of $8,100 was recorded for the above expenses.

The note receivable (see "b", above), of $114,536, is from L&M Media, which is 98% owned by George Morris, President of EMC. EMC owes $93,498 to AMC (see "d", above). L&M Media owns AMC 100%. As of December 31, 2000, the Board of Directors of EMC and George Morris have agreed to offset the receivable of $114,536 against the payable of $93,498, leaving a receivable from L&M Media of $21,038.

NOTE 5 - CONCENTRATION OF CREDIT RISK

Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of businesses comprising the Company's geographically dispersed customer base. For the fiscal year ended March 31, 2000, revenue from two customers represents 30% of the Company's total revenue, and 46% of the Company's outstanding accounts receivable.

                      ELECTRONIC MEDIA CENTRAL CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                            MARCH 31, 2000 AND 1999


NOTE 5 - CONCENTRATION OF CREDIT RISK (CONTINUED)

The Company's only supplier of products is Apple Media Corporation (AMC). The Company's cost for the product is 80% of the selling price. AMC is owned 98% by George Morris. Subsequent to March 31, 2000 and 1999, AMC became a subsidiary of L&M Media, Inc., which is also owned 98% by George Morris.

NOTE 6 - (PROVISION) FOR INCOME TAXES

The components of the (provision) for income taxes are as follows:


                                                       2000          1999
                                                   -----------    ----------
    Current:
      Federal                                      $       --     $       --
      State                                              (800)            --
                                                   -----------    ----------
                                                         (800)            --
                                                   -----------    ----------
    Deferred (Provision):
      Federal                                         (29,584)       (13,887)
      State                                           (11,416)        (7,113)
                                                   -----------    -----------
                                                      (41,000)       (21,000)
                                                   -----------    -----------
            Total (Provision) for Income Taxes     $  (41,800)    $  (21,000)
                                                   ===========    ===========

NOTE 7 - NET INCOME PER SHARE

Following is a reconciliation of net income and weighted average common shares outstanding for purposes of calculating basic and diluted net income per share:


                                                       2000           1999
                                                   -----------    -----------

Basic net income per share                         $   87,346     $   59,463
                                                   ===========    ===========
Weighted average common shares outstanding              1,000          1,000
                                                   -----------    -----------
Basic net income (loss) per share                  $    87.35     $    59.47
                                                   ===========    ===========
Weighted average common shares outstanding              1,000          1,000

Dilutive stock options                                     --             --
                                                   -----------    -----------
Weighted average common shares outstanding for
 purposes of computing diluted net income
 per share                                              1,000          1,000
                                                   ===========    ===========
Diluted net income per share                       $    87.35     $    59.47
                                                   ===========    ===========

NOTE 8 - DEFERRED INCOME TAXES

A deferred tax provision of $41,000 and $21,000 results from income recognized by the Company for the year ended March 31, 2000 and 1999, respectively. In accordance with the intercorporate tax allocation policy (See Note 2), the Company has recorded the aforementioned amounts as `due to an affiliate' for the years ended March 31, 2000 and 1999.

                        INDEPENDENT ACCOUNTANTS' REPORT





March 26, 2001


To The Board of Directors and Stockholders of
Electronic Media Central Corporation
Costa Mesa, California

We have reviewed the accompanying condensed balance sheets of Electronic Media Central Corporation as of December 31, 2000, and the related condensed statements of operations and cash flows for the three and nine-months then ended. These financial statements are the responsibility of the Corporation's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed financial statements for them to be in conformity with generally accepted accounting principles.

The financial statements as of December 31, 1999 and for the three and nine-months then ended, have not been reviewed by us, and accordingly, we express no opinion or other form of assurance on them.


/s/ Caldwell, Becker, Dervin, Petrick & Co., L.L.P.

CALDWELL, BECKER, DERVIN, PETRICK & CO., L.L.P.
Woodland Hills, California

                      ELECTRONIC MEDIA CENTRAL CORPORATION
                            CONDENSED BALANCE SHEETS
                           DECEMBER 31, 2000 AND 1999
                                   (UNAUDITED)



                                     ASSETS

                                                              2000        1999
                                                           ---------   ---------
CURRENT ASSETS
      Cash                                                 $   6,219   $  14,032
      Accounts receivable, net of allowance for doubtful
       accounts of $6,300 and $6,300, respectively           118,714     284,212
      Receivable from officer - current                        8,431      18,028
                                                           ---------   ---------

          Total Current Assets                               133,364     316,272
                                                           ---------   ---------

OTHER ASSETS
      Note receivable from affiliate                          40,429      25,521
      Note receivable - related company - non-current;
       net of allowance of $35,650 and $0, respectively           --     108,948
                                                           ---------   ---------

          Total Other Assets                                  40,429     134,469
                                                           ---------   ---------
          Total Assets                                     $ 173,793   $ 450,741
                                                           =========   =========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
      Accounts payable and accrued expenses                $  10,196   $  22,060
      Accrued payroll                                          2,594       4,127
      Accounts payable - related companies                        --     247,482
                                                           ---------   ---------
          Total Current Liabilities                           12,790     237,669
                                                           ---------   ---------

STOCKHOLDERS' EQUITY
      Preferred stock, par value $.001; authorized
       shares; issued and outstanding 0 shares                    --          --
      Common stock, par value $.001; authorized 40,000,000
       shares; issued and outstanding 10,000,000 and 1,000
       shares, respectively                                   10,000           1
      Unpaid stock subscription                               (9,999)         --
      Retained earnings                                      161,002     177,071
                                                           ---------   ---------
          Total Stockholders' Equity                         161,003     177,072
                                                           ---------   ---------
          Total Liabilities and Stockholders' Equity       $ 173,793   $ 450,741
                                                           =========   =========

  See the Accompanying Selected Information to Unaudited Financial Statements

                      ELECTRONIC MEDIA CENTRAL CORPORATION
                       CONDENSED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                 For the Three-Months    For the Nine-Months
                                 Ended December 31,      Ended December 31,
                                --------------------  -------------------------

                                   2000      1999          2000         1999
                                ---------  ---------  -----------   -----------

REVENUE                          243,770    470,863   $   859,935   $ 1,081,347

COST OF SALES
 (AFFILIATED COMPANY)            193,339    384,190       681,873       865,478
                                --------   ---------  -----------   -----------
          Gross Profit            50,431     86,673       178,062       215,869

OPERATING EXPENSES                39,684     18,840       123,354        90,261
                                --------   ---------  -----------   -----------
           Net Income
           Other Income and
           Provision              10,747     67,833        54,708       125,608

OTHER INCOME (EXPENSE)
      Interest income              1,787         --         5,135            --
      Bad debt                   (35,650)        --       (35,650)           --
                                --------   ---------  -----------   -----------
           Net Income (Loss)
            Before Income Taxes  (23,116)    67,833        24,193       125,608


(PROVISION) FOR INCOME
 TAXES - DEFERRED                     --         --       (10,000)       (8,000)
                                --------   ---------  -----------   -----------
           Net Income (Loss)  $  (23,116)   $ 67,833   $   14,193   $   117,608
                                ========   =========  ===========   ===========
BASIC NET INCOME PER SHARE:

      Basic                   $   (23.12)   $  67.83   $    14.19   $    117.61
                                ========   =========  ===========   ===========
      Diluted                 $   (23.12)   $  67.83   $    14.19   $    117.61
                                ========   =========  ===========   ===========

WEIGHTED-AVERAGE COMMON
 SHARES OUTSTANDING:

      Basic                        1,000      1,000         1,000         1,000
                                ========   =========  ===========   ===========
      Diluted                      1,000      1,000         1,000         1,000
                                ========   =========  ===========   ===========



  See the Accompanying Selected Information to Unaudited Financial Statements

                      ELECTRONIC MEDIA CENTRAL CORPORATION
                       CONDENSED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)


                                               For the Three Months      For the Nine Months
                                                Ended December 31,        Ended December 31,
                                               --------------------      --------------------
                                                 2000        1999          2000        1999
                                               --------   ---------      --------    --------

CASH FLOWS PROVIDED (USED)
      BY OPERATING ACTIVITIES:
      Net income (loss)                       $ (23,116)  $  67,833     $  14,193   $ 117,608
      Adjustments to reconcile net
      income (loss) to net cash
      provided (used) by operating
      activities:
        (Increase) decrease in
          accounts receivable                    25,608    (168,795)      (5,920)   (192,420)
        Increase in current liabilities
          and accrued expenses                      269      14,427        7,974      21,465
        Increase in trade accounts
          payable - related party                 6,489     119,815           --     113,463
                                               --------   ---------     --------    --------
             Net Cash Flows Provided
              by Operating Activities             9,250      33,280       16,247      60,116
                                               --------   ---------     --------    --------
CASH FLOWS PROVIDED (USED)
BY INESTING ACTIVIES:

      (Increase) in receivable from affiliate   (32,251)    (19,781)      (58,933)    (37,030)
      (Increase) decrease in officer's loan       3,351     (18,028)        7,646     (13,225)
      Increase in note receivable reserve        21,038          --        21,038          --
      (Increase) decrease in note
          receivable - related party                448     (18,898)           --     (50,500)
                                               --------   ---------     ---------   ---------
             Net Cash Flows (Used)
              by Investing Activities            (7,414)    (56,707)      (30,249)   (100,755)
                                               --------   ---------     ---------   ---------
NET INCREASE (DECREASE) IN CASH                   1,836     (23,427)      (14,002)    (40,639)

CASH AT THE BEGINNING OF THE
 PERIOD                                           4,383      37,459        20,221      54,671
                                               --------   ---------     ---------   ---------
CASH AT THE END OF THE PERIOD                 $   6,219   $  14,032     $   6,219   $  14,032
                                               ========   =========     =========   =========
ADDITIONAL DISCLOSURES:
      Income taxes paid                       $      --   $      --     $     800   $     800
                                               ========   =========     =========   =========

  See the Accompanying Selected Information to Unaudited Financial Statements

                      ELECTRONIC MEDIA CENTRAL CORPORATION
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999
                                   (UNAUDITED)



NOTE 1 - ORGANIZATION AND PRESENTATION

Organization

On April 1, 1998, Electronic Media Central Corporation (EMC) was incorporated in California. Electronic Media Central Corporation (formerly a division of Internet Infinity, Inc.) is owned 100% by Internet Infinity, Inc. (III). Previously, EMC reported and filed as part of III's consolidated financial statements. EMC is engaged in the sale of blank electronic media such as videotapes and the duplication, replication and packaging of DVD's, CD's, videotapes, and audiotapes.

NOTE 2 - MANAGEMENT'S STATEMENT

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Electronic Media Central Corporation (the Company) at December 31, 2000 and 1999, and the results of operations and the cash flows for the three and nine-months ended December 31, 2000 and 1999.

The notes to the Financial Statements, which are incorporated by reference into Form 10-SB, for the years ended March 31, 2000 and 1999, should be read in conjunction with these Condensed Financial Statements.

NOTE 3 - RECLASSIFICATION

Certain prior year balances have been reclassified to conform to the current years' presentation.

NOTE 4 - CONSOLIDATED TAX RETURNS

The Company files consolidated federal and state income tax returns with its parent company. In accordance with the intercorporate tax allocation policy, the Company pays to or receives from the parent company amounts equivalent to federal and state income tax charges or credits based on separate company taxable income or loss using the statutory rates.

NOTE 5 - DEFERRED INCOME TAXES

A deferred tax liability of $10,000 and $8,000 results from income recognized by the Company for the nine months ended December 31, 2000 and 1999, respectively. In accordance with the intercorporate tax allocation policy (See Note 4), the Company has recorded the aforementioned amounts as `due to an affiliate' for the nine-months ended December 31, 2000 and 1999.

                      ELECTRONIC MEDIA CENTRAL CORPORATION
                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999
                                  (UNAUDITED)


NOTE 6 - STOCKHOLDERS' EQUITY

The following is an analysis of activities in the Stockholders' Equity for the nine-months ended December 31, 2000:

                    Preferred Stock       Common Stock         Unpaid                   Total
                   ----------------     -----------------       Stock                Stockholders'
                   Shares    Amount     Shares     Amount     Subscription  Earnings    Equity
                   ------    ------     ------     ------     ------------  -------- ------------

Balance at
 March 31, 1998        --  $    --          --   $      --  $        --    $     --  $     --

Initial stock
 issued to parent
 corpration            --       --       1,000           1           --          --         1

Net income at
 March 31, 1999        --       --          --          --           --      59,463    59,463
                   ------    ------  ---------   ---------  -------------- --------- ------------

Balance at
 March 31, 1999        --       --       1,000           1           --      59,463    59,464

Net income at
 March 31, 2000        --       --          --          --           --      87,346    87,346
                   ------    ------  ---------   ---------  -------------- --------- ------------

Balance at
 March 31, 2000        --       --       1,000           1           --     146,809   146,810

Common stock
 issued                --       --   9,999,000       9,999       (9,999)         --        --

Net income at
 December 31, 2000     --       --          --          --           --      14,193    14,193
                   ------    ------  ---------   ---------  -------------- --------- ------------
Balance at
 December 31, 2000     --  $     --  10,000,000  $  10,000  $    (9,999)   $161,002  $161,003
                   ======    ======  ==========  =========  ============== ========= ============


NOTE 7 - STOCK OF SUBSIDIARY

Electronic Media Central Corporation issued 9,999,000 shares of common stock at $.001 per share to Internet Infinity, Inc. (parent) in exchange for a $9,999 unsecured note receivable. The $9,999 is shown in the equity section as unpaid stock subscription.

NOTE 8 - RELATED PARTY TRANSACTIONS

As of December 31, 2000 certain loans and notes receivable have been combined with loans and notes payable to Companies that are commonly owned 98% by George Morris.

An excess receivable of $35,060 resulting from this combining has been reserved for as a possible asset impairment.

                                    EXHIBITS

Index to Exhibits

        Exhibit No.        Description
        -----------        -----------

             2       -     Articles of Incorporation of Electronic Media Central
                              Corporation*

             2.1     -     Bylaws of Electronic Media Central Corporation*

            10       -     Distribution  Agreement  Between   Electronic   Media
                              Central and L&M Media, Inc., dba Apple Media

            16       -     Resignation of George Brenner, C.P.A., as independent
                              accountant for Electronic Media Central

        *Previously filed with Form 10-SB, Commission file number 000-32345; incorporated herein.





                                   SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     Electronic Media Central Corporation



Date: April 13, 2001                 By /s/ George Paul Morris
                                     --------------------------
                                     George Paul Morris, Chief Executive Officer

                      ELECTRONIC MEDIA CENTRAL CORPORATION
                             SEC File No. 000-32345

                         Exhibits to Amendment No. 1 to
                       Form 10- SB Registration Statement


Exhibit
Number        Description of Exhibit


   2    -     Articles of Incorporation of Electronic Media Central Corporation*

   2.1  -     Bylaws of Electronic Media Central Corporation*

   10   -     Distribution  Agreement Between  Electronic Media  Central and L&M
              Media, Inc., dba Apple Media

   16   -     Resignation of George Brenner, C.P.A., as independent   accountant
              for Electronic Media Central



        *Previously filed with Form 10-SB, Commission file number 000-32345; incorporated herein.

                             DISTRIBUTION AGREEMENT
                                     Between
                            ELECTRONIC MEDIA CENTRAL
                                       and
                        L&M MEDIA, INC., dba: APPLE MEDIA

1. L&M Media, Inc. dba: Apple Media Corporation ("L&M") grants Internet Infinity, Inc. dba: Electronic Media Central ("EMC") the right to sell its videotape, CD and other electronic media duplication services as a distributor, in the United States of America.

2. EMC agrees to purchase all of its videotape duplication and CD replication services exclusively from L&M as consideration for this agreement EMC and will receive a twenty (20%) percent discount from L&M off the invoice price paid by the final customer. EMC may engage in any other business activity and act as a distributor for any other independent supplier not selling electronic media duplication services of videotape, CD or any other recording formats.

3. L&M grants EMC the exclusive right to sell videotape duplication and CD replication services to its current customers shown on the attached Exhibit A list as consideration for this agreement. However, EMC acknowledges that L&M may continue to engage in any business activities without restriction or obligation except the sale of electronic media duplication services of videotape, CD or any other recording formats. L&M shall continue to turn over any and all prospects or orders to EMC for electronic media duplication services of videotape, CD or any other recording formats as long as this agreement is in effect.

4. EMC agrees to commit its best efforts to sell videotape duplication and CD replication services to the L&M customers shown on the attached list Exhibit A as consideration for this agreement. However, L&M acknowledges that EMC is expected to continue to engage in the development and sales of replication of CD and duplication of videotapes to new customers other than those customers on the list Exhibit A turned over to EMC.

5. EMC shall maintain, collect and be responsible for the accounts receivable on all sales shipped directly by EMC or drop shipped by L&M for EMC. EMC shall be solely responsible for all bad debt losses from all its sales. EMC shall pay for purchases from L&M promptly in less than 60-days from the date of invoice by EMC to L&M, irrespective of the accounts receivable collection results by L&M.

6. L&M is available to drop ship duplication and replication orders for EMC with the freight paid by L&M. EMC shall sell and collect freight charges from its customers where possible and pay over 80% of all freight charged by L&M from these customers as in Paragraph 2 above.

7. L&M shall provide office space, telephone service and office utilities at no charge to EMC as part of the twenty percent (20%) discount off the invoice for purchases. Either EMC or L&M may unilaterally terminate this expense allowance arrangement for any or all of these services without cause or consequence to this agreement, after a thirty day written notice to other party.

8. Neither party, EMC or L&M shall incur any obligation in the other's name nor shall either bind or commit the other party to any act, event or omission. The parties EMC and L&M shall act solely as independent contractors under this agreement and nothing contained herein shall create or be constructed as creating a partnership, joint venture, agency or any other relationship between the parties other than independent contractor.

                                                                      Exhibit 10
                                                               Page 1 of 2 Pages

                                                 DISTRIBUTION AGREEMENT- Page 2.

9. EMC and L&M each agree to indemnify the other and hold harmless the other for liabilities, losses, costs, expenses or damages caused by their own acts, omissions, and/or negligence arising out of this agreement.

10. EMC shall conduct business in its own name as an independent distributor for L&M in a professional manner. EMC shall be responsible and pay all its own expenses for its employees, sales representatives and EMC will be responsible for the acts of its employees and sub-contractors.

11. The term of this agreement shall be in effect for one year commencing April 1, 1997 with an automatic renewal for one year on first of each April. Either party may terminate this agreement without cause with ninety days prior written notice to the other party or the agreement may be terminated at any time by the mutual written agreement of EMC and L&M.

12. L&M may at its sole discretion agree to terminate this agreement or accept a new party to this Agreement as a replacement for EMC upon the sale of any customer(s) by EMC to any third party. In the event of such sale by EMC to a new distributor, the net cash and note proceeds of such sale shall be distributed to 80% to L&M for its original business funding and sourcing of the customer base and equipment from Video Magnetics, LLC and 20% to EMC for its continued maintenance and development of the customer base.

13. This Agreement is the entire understanding of the parties hereto relating to the subject matter hereof and the Agreement cannot be amended, modified, changed or terminated except as a written instrument duly signed by authorized by an officer of the parties hereof. Waiver by either party of any term or condition of this Agreement in any instance shall not be deemed or construed as a waiver of such term or condition for the future or of any subsequent breach thereof. The invalidity of any particular provision of this Agreement shall not invalidate or render this Agreement void, and this Agreement shall be construed as if such invalid provisions were omitted.

14. This Agreement shall endure to the benefit of and be binding upon the heirs, successors and assigns of the parties.

15. This Agreement has been entered into in the State of California and the validity, interpretation and legal effect of this contract shall be governed by the laws of the State of California.

EXECUTED as of the 7th day of April, 1997.



           INTERNET ININITY, INC, dba              L&M MEDIA, INC.
           ELECTRONIC MEDIA CENTRAL

           /s/ Roger Casas                         /s/ George P. Morris
           -----------------------                 ------------------------
           By: Roger Casas                         By: George P. Morris
              Vice President                             President


                                                                      Exhibit 10
                                                               Page 2 of 2 Pages

                               George Brenner, CPA
                           A Professional Corporation
                       9300 Wilshire Boulevard, Suite 480
                         Beverly Hills, California 90212
                          310-276-8845 Fax 310-276-5933










Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, DC   20549-0409

Date:   April 12, 2001
Re:     Electronic Media Central Corporation ("EMC")
        Commission File No. 000-32345

Gentlemen:

        EMC has furnished me a copy of the disclosure it is making in Amendment No. 1 to Form 10-SB with respect to Item 304 of Regulation S-B. I agree with the statements made by EMC. I consent to EMC's filing a copy of this letter as an exhibit to its Form 10-SB.

                                Very truly yours,

                               /s/ George Brenner, C.P.A.

                               George Brenner, C.P.A.

                                                                      Exhibit 16
                                                                Page 1 of 1 Page